Exhibit 99.1

Tiziana Life Sciences to Present Recent Clinical Updates at BIO-Europe in Munich, Germany, November 6-8, 2023

NEW YORK, November 1, 2023 -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announced that its Chief Operating Officer and Chief Medical Officer, Matthew Davis, MD, RPh, will present at BIO-Europe, Munich, Germany, November 6-8, 2023. The presentation will be primarily focused on the recent clinical updates of intranasal foralumab, a fully human anti-CD3 monoclonal antibody, for the treatment of non-active secondary progressive multiple sclerosis and other neuroinflammatory and neurodegenerative diseases such as Alzheimer’s. Tiziana’s management will also be participating in one-on-one partnering meetings throughout the conference.

Presentation Information

Presenter: Matthew Davis, MD, RPh., Chief Operating Officer and Chief Medical Officer, Tiziana Life Sciences

Title: Intranasal Anti-CD3 mAb Therapy to Enable Breakthroughs in Neuroinflammatory and Neurodegenerative Disease’s

Day: Wednesday, November 8th

Time: 10:00 – 10:15 CET

Location: Room San Sebastian

BIO-Europe convenes over 5,500 attendees, representing 60 countries and 2,220+ companies, making the event the industry’s largest gathering of biopharma professionals in Europe.

About Foralumab

Activated T cells play an important role in the inflammatory process. Foralumab, the only fully human anti-CD3 monoclonal antibody (mAb), binds to the T cell receptor and dampens inflammation by modulating T cell function, thereby suppressing effector features in multiple immune cell subsets. This effect has been demonstrated in patients with COVID and with multiple sclerosis, as well as in healthy normal subjects. The non-active SPMS intranasal foralumab Phase 2 trial is expected to start screening in November of 2023. Immunomodulation by nasal anti-CD3 mAb represents a novel avenue for treatment of neuroinflammatory and neurodegenerative human diseases.1,2

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development and Investor Relations

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

+1 646 970 4681

ikoffler@lifesciadvisors.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120
[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120